Mail Stop 4561

April 27, 2006

Via U.S. Mail and Fax (704) 374-3425
Mr. Thomas J. Wurtz
Senior Executive Vice President and Chief Financial Officer
Wachovia Preferred Funding Corp.
One Wachovia Center
Charlotte, NC 28288

      RE: **Wachovia Preferred Funding Corp.**
                   Form 10-K for the fiscal year ended December 31, 2005
                   Filed March 30, 2006
                   File No. 1-31557

Dear Mr. Wurtz:

We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 25

1.   In accordance with Item 303 of Regulation S-B and FRR 72, please revise future filings to discuss the factors that drive cash flows rather than simply state that you have the ability to raise additional funds if necessary. In addition, discuss those items which management specifically believes may be indicators of the company's liquidity condition in both the short term and long term.

Exhibit Index

2.   In future filings, please revise your Form 10-K to include Schedule IV as described in
        Article 12 of Regulation S-X.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments.
Please understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that they have provided all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filing.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202)
551-3780 with any questions.

                                    Sincerely,

                                    Linda van Doorn
                                    Senior Assistant Chief Accountant